

May 20, 2021

BY OVERNIGHT DELIVERY AND E-MAIL

Box, Inc.
900 Jefferson Ave.
Redwood City, California 94063
Attn: David Leeb
     Chief Legal Officer and Corporate Secretary

     Re: <u>Demand for Inspection of Books and Records of Box, Inc. Pursuant to 8 Del. C. § 220</u>

Dear Mr. Leeb:

Starboard Value LP ("**Starboard**") is a beneficial owner of approximately 8.0% of the outstanding shares of common stock of Box, Inc. (the "**Company**"). Attached to this letter as <u>Exhibit A</u> is a copy of Starboard's Schedule 13D/A filed with the Securities and Exchange Commission (the "**SEC**") on May 10, 2021, reflecting proof of Starboard's beneficial ownership of the Company's common stock.

For the reasons set forth below, Starboard hereby demands inspection pursuant to Section 220 of the Delaware General Corporation Law (the "**DGCL**") and requests that the Company immediately make available for inspection and copying the books and records (the "**Books and Records**") of the Company described in the Appendix to this demand.[1] The purpose of this demand is to gather information regarding potential mismanagement and/or malfeasance by the Company's management and/or members of the Company's Board of Directors (the "**Board**") and potential breaches of fiduciary duties by certain members of the Board in connection with the Company's review of strategic options (the "**Strategic Review**"), which concluded with (i) the Company's entrance into an Investment Agreement on April 7, 2021 (the "**Investment Agreement**") with Powell Investors III L.P., KKR-Milton Credit Holdings L.P., KKR-NYC Credit C L.P., Tailored Opportunistic Credit Fund, and CPS Holdings (US) L.P., which are managed or advised by KKR Credit Advisors (US) LLC or affiliates thereto (collectively, the "**KKR Investors**"), relating to the issuance and sale of 500,000 shares of the Company's Series A Convertible Preferred Stock, par value $0.0001 per share (the "**Series A Preferred Stock**"), for an aggregate purchase price of $500 million (the "**Series A Financing**"), and (ii) the Company's announcement on April 8, 2021 that it expects to use the proceeds from the Series A Financing to fund a share repurchase through a "Dutch auction" self-tender of up to $500 million of its common stock (the "**Dutch Self-Tender**").

Starboard has nominated four director candidates for election to the Board at the Company's upcoming 2021 Annual Meeting of Stockholders (the "**2021 Annual Meeting**"). The information provided by the Company will serve the additional purpose of assisting Starboard in determining the degree of change

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[1] For the purposes of this letter, the term "Books and Records" means all documents and other nonverbal methods of information storage of any nature whatsoever referring or related to the listed topic, including, but not limited to, memoranda, board minutes, telephone records, diaries, data compilations, emails and other correspondence authored by or received by any of the Company's directors, officers, or other employees.

that it believes is necessary on the Board, including the number of director candidates to ultimately seek election for at the upcoming 2021 Annual Meeting.

Starboard has been pushing for significant change at the Company, both publicly and privately, for nearly 2 years and reached an agreement with the Company on March 22, 2020 (the "**Settlement Agreement**") that included Board composition change, among other things. Starboard was subject to customary standstill restrictions during the term of the Settlement Agreement that prevented it from taking certain public-facing actions with respect to the Company, but Starboard continued to engage privately with the Board regarding Starboard's frustration with the Company's continued lackluster performance. The Company was well aware that Starboard was displeased and would likely nominate director candidates for election to the Board at the 2021 Annual Meeting once Starboard's standstill provisions expired.

The standstill provisions under the Settlement Agreement were set to expire on March 23, 2021. However, on March 19, 2021, the Company announced that it had unilaterally extended the nomination deadline for the 2021 Annual Meeting to May 11, 2021, thereby automatically extending the standstill provisions under the Settlement Agreement to April 6, 2021. As it turned out, during the cover of this two week period and at the conclusion of the Strategic Review, the Company finalized the Investment Agreement with the KKR Investors - a transaction that has no bona fide business purpose and was done solely to entrench the Board and "buy the vote" ahead of a potential election contest with Starboard.

Specifically, on April 8, 2021, the Company announced the issuance of a $500 million voting convertible preferred security to the KKR Investors, which represents more than 10% of the shares outstanding and required the KKR Investors to vote on an as-converted basis in accordance with the Board's recommendations. The stated use of proceeds from this Series A Financing is solely to execute a $500 million share repurchase through a Dutch Self-Tender, which means the Company is issuing $500 million of convertible preferred equity in order to repurchase $500 million of common equity. The Company had more than $500 million of cash on its balance sheet prior to the Series A Financing, generates positive free cash flow each quarter, and has access to debt markets on an as-needed basis, indicating that the Company had no operational need to raise this capital. The only viable explanation for the Series A Financing is a shameless and utterly transparent attempt to entrench the Board and ward off activist stockholders willing to challenge the troubling status quo.

In fact, Starboard was not alone in finding serious governance problems with the Series A Financing and related Investment Agreement. On May 12, 2021, a class action lawsuit was filed in Delaware Chancery Court (the "**Complaint**"). The Complaint alleged the Board breached its fiduciary duties and sought an injunction blocking the voting agreement. One day later, the Board abruptly and reactively eliminated the KKR Investors' voting obligations regarding the Series A Preferred Stock, effectively acknowledging (notwithstanding the public denial of wrongdoing) that the Board made a serious misstep with the Series A Financing while revealing its true intention was simply to 'buy the vote' and entrench the Board ahead of a potential election contest with Starboard.

Given the Company's substantial cash reserves, the Board's and senior management's decision to undertake an unnecessary financing at that particular point in time is highly suspect. Starboard believes the purpose driving the Series A Financing is clear and unmistakable: dilute the vote of common stockholders who have suffered through years of poor returns by placing more than 10% of the vote in the hands of supportive investors who were required to vote with the Board. While the Board's announcement that it abandoned the voting agreement may have allowed it to reach an agreement or understanding with respect to the Complaint, the true intent remains clear even without an express contractual obligation with respect to voting. Indeed, the Board's immediate reversal as to the voting agreement demonstrates that the Board knew it had done something wrong in seeking to lock up more than 10% of the outstanding vote. Moreover, the strategically timed about-face with a concomitant dismissal of the Complaint was clearly designed to

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avoid the requisite judicial scrutiny of settlements of class actions and appears to be a continuation of a pattern of self-interested decisions taken by the Board.

Background Facts

The Company has substantially underperformed since its IPO in January 2015. During this time, Box has underperformed the broader software industry by approximately 200%[2]. Yet, despite this track record, the status quo largely remains.

Starboard has been a stockholder of the Company for over two years, having filed its initial Schedule 13D with respect to the Company on September 3, 2019, disclosing its ownership of approximately 7.5% of the Company's outstanding shares at that time. Starboard invested in the Company given its belief that the Company's shares were undervalued and that opportunities existed within the control of management and the Board to drive significant stockholder value. From the outset of its investment, Starboard engaged privately with the Company regarding its concerns and outlined the opportunities it believes are available to drive stockholder value. Starboard has been clear that in order for value to be created, the Company needs to significantly improve both growth and profitability, as well as meaningfully lower its equity compensation expense and improve capital allocation.

Last year, in anticipation of the 2020 Annual Meeting of Stockholders (the "**2020 Annual Meeting**"), Starboard communicated its views that significant changes were needed at the Company. This dialogue led to a commitment by management and the Board to address Starboard's concerns, and the Company and Starboard entered into the Settlement Agreement on March 22, 2020, pursuant to which the Company agreed, among other things, to appoint three new directors, form an Operating Committee of the Board and accept the retirement of three incumbent directors.

Pursuant to the Settlement Agreement, Starboard agreed to customary standstill provisions, effective as of the date of the Settlement Agreement through the earlier of (x) the date that is fifteen (15) business days prior to the deadline for the submission of stockholder nominations for the 2021 Annual Meeting and (y) the date that is one hundred (100) days prior to the first anniversary of the 2020 Annual Meeting (the "**Standstill Period**"), prohibiting Starboard from, among other things: (i) soliciting proxies or consents with respect to securities of the Company; (ii) entering into a voting agreement or forming, joining or participating in a "group" with other stockholders of the Company; (iii) seeking or submitting or encouraging any person to submit nominees in furtherance of a contested solicitation for the appointment, election or removal of directors; or (iv) submitting any proposal for consideration by stockholders of the Company at any annual or special meeting of stockholders or through any written consent. The Settlement Agreement also contained mutual non-disparagement provisions, among other things.

At the time of the Settlement Agreement, Starboard stood down from seeking direct representation on the Board, as members of the Board committed to Starboard that they would work with management to address Starboard's concerns, hold management accountable for results, and ensure that value was created for the benefit of all stockholders. Following the Settlement Agreement, Starboard maintained an ongoing dialogue with the Company and expressed its concerns with the Company's continued lackluster performance and lack of progress, including through a detailed private letter delivered to the Board in January 2021. In the letter, Starboard expressed its concerns, among others, that the Company is trading at one of the lowest revenue multiples in the software space – due to concerns around growth, execution, and credibility. Starboard also expressed its concerns that the Company is exploring value dilutive acquisition

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[2] Source: Capital IQ. Software industry returns based on IGV, the iShares Expanded Tech-Software Sector ETF. Market data as of May 18, 2021.

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opportunities in an attempt to 'buy' growth following failed attempts to reaccelerate growth organically and cautioned the Company from using stockholder capital to fund acquisitions.

Starboard believes other stockholders likely share its concerns with the troubling status quo given that last year's annual billings growth was below 10% for the first time in the Company's public history, together with its continued negative GAAP earnings, and a share price that is at approximately the same price at which it closed after its first day of trading following the Company's IPO more than six years ago. The Company is therefore likely feeling pressure from stockholders generally, leaving members of management and the Board vulnerable ahead of the 2021 Annual Meeting.

Although the Settlement Agreement restricted Starboard from taking certain actions during the Standstill Period, it did not prevent Starboard from nominating director candidates for election to the Board at the 2021 Annual Meeting. Given the Company's continued lackluster performance and Starboard's ongoing dialogue with the Company, the Company was well aware that Starboard was not satisfied with the status quo and would likely nominate director candidates for election at the 2021 Annual Meeting.

Notably, the Standstill Period under the Settlement Agreement was initially set to expire on March 23, 2021. However, on March 19, 2021, the Board extended the nomination deadline for the 2021 Annual Meeting to May 11, 2021, thereby automatically extending the Standstill Period under the Settlement Agreement to April 6, 2021. This not only prevented Starboard from publicly voicing its concerns or announcing director nominations for another two weeks, but gave management and the Board additional time without the risk of public criticism from Starboard to complete the Strategic Review that resulted in the Investment Agreement, a clearly defensive and entrenching maneuver. On April 7, 2021, just one (1) day after the (extended) Standstill Period expired under the Settlement Agreement, the Company entered into the Investment Agreement with the KKR Investors and locked up a significant portion of the vote in favor of the Company's director nominees ahead of a potential election contest with Starboard.

On April 8, 2021, the Company announced the Series A Financing and related Investment Agreement, pursuant to which the KKR Investors acquired 500,000 shares of the newly created Series A Preferred Stock for $500 million, representing over 10% of the voting power of Company's outstanding shares. In exchange for the Series A Preferred Stock, the KKR Investors agreed to vote, until September 30, 2024, all of their shares of Series A Preferred Stock and shares of Common Stock issuable upon conversion of the Series A Preferred Stock in the same manner as recommended by the Board with respect to the election of directors, any change of control transaction, and any other Company proposal (other than any proposal that would disproportionally affect the rights of any holder of Series A Preferred Stock). The KKR Investors also received the right to designate a director to the Board.

It is telling that the Investment Agreement also generally prohibits the KKR Investors from transferring their shares to any "Activist Shareholder" (as defined in the Investment Agreement and which includes, by that definition, Starboard), further demonstrating that the Investment Agreement is nothing more than an entrenchment mechanism.

Concurrently with the announcement of the Investment Agreement, the Company announced that it intends to use substantially all of the proceeds from the Series A Financing to fund a share repurchase through a Dutch Self-Tender of up to $500 million of common stock. This essentially means the Company issued $500 million of convertible preferred equity in order to repurchase $500 million of common equity, demonstrating again that the Company had no operational need for additional capital.

In fact, just a few months earlier, in January 2021, Box raised $345 million in gross proceeds through the issuance of convertible debt. Starboard had communicated privately to the Board at that time that even the convertible debt financing was unnecessary, as the Company already had $225 million of net

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cash on its balance sheet, available capacity on its revolving credit facility, access to debt markets on an as-needed basis, and was generating positive free cash flow every quarter. The Company stated that the purpose of such financing was for acquisitions, but since that time has only completed two small acquisitions for an aggregate cash purchase price of $60 million.

Following the $345 million convertible debt issuance and the subsequent acquisitions, but prior to the Series A Financing, the Company had approximately $535 million of cash on its balance sheet and also publicly disclosed that it expected to generate approximately $170 million of free cash flow in fiscal year 2022.[3] Starboard believes this should have provided plenty of available liquidity for both acquisitions and buybacks; however, despite this significant and growing cash position, management and the Board chose to execute the Series A Financing, which now leaves the Company with an estimated cash balance of greater than $1 billion, representing more than 25% of the Company's current market capitalization. Apparently recognizing that there could be no valid business rationale for maintaining such a high cash balance, the Company announced its intent to use the proceeds from the Series A Financing to conduct the Dutch Self-Tender.

It also does not appear that the Company engaged in a competitive process in connection with the Series A Financing. Starboard believes it is quite transparent that management and the Board's goal in completing the Series A Financing was simply to substitute common stockholders who have the ability to vote as they wish with supportive preferred investors who, until recently, were legally bound to vote in accordance with the Board's recommendations.

Starboard was therefore not surprised to learn that others share similar concerns with the Series A Financing. On May 12, 2021, the Complaint was filed in Delaware Chancery Court against the Board by the Building Trades Pension Fund of Western Pennsylvania. The Complaint alleged the Board breached its fiduciary duties and sought an injunction blocking enforcement of the voting agreement. One day later, the Company back-tracked on the voting rights restrictions – while issuing a press release denying any wrongdoing – and reactively eliminated the KKR Investors' voting obligations. Unfortunately for the Board, this reactionary maneuver does nothing more than underscore the Board's defensive-minded actions and acknowledgment of wrongdoing, while further highlighting the true intent of the Series A Financing – to entrench the Board at all costs.

The timing of the Series A Financing's closing only raises further questions about the motives behind the Board's decision to extend the nomination deadline for the 2021 Annual Meeting, which resulted in an automatic extension of the Standstill Period under the Settlement Agreement. Given the sequence of events described above, together with the absence of a business rationale for the Series A Financing, Starboard suspects that the Board extended the nomination deadline knowing it would also extend the Standstill Period solely to give management and the Board additional time and cover under which to finalize the Series A Financing and lock up the vote while Starboard was restricted from releasing public letters or announcing director nominations. Such activities represent a clear manipulation of the corporate machinery and demonstrate the defensive motive of the Series A Financing.

Starboard believes these seemingly self-serving actions demonstrate a complete disregard for proper corporate governance and fiscal discipline by members of management and the Board and suggest that these transactions were not entered into with the best interest of the common stockholders in mind. Given these facts and circumstances, Starboard has deep concerns around the Board's decision-making process and independence, and questions whether certain members of the Board may have breached their fiduciary duties to common stockholders.

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[3] Company filings.

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<u>Proper Purpose</u>

The purposes of the demand for inspection are to allow Starboard to:

1. Investigate potential wrongdoing, mismanagement, conflicts of interest, corporate waste and breaches of fiduciary duties by certain members of the Company's management team and/or Board or others in connection with the Strategic Review, the Investment Agreement, the Series A Financing, the Dutch Self-Tender, and the Company's decision to extend the nomination deadline for the 2021 Annual Meeting;

2. Determine whether the Company fully explored all alternatives for maximizing stockholder value during the Strategic Review and whether the Company engaged in proper due diligence leading up to Investment Agreement, the Series A Financing and the Dutch Self-Tender and whether they were approved with the best interests of stockholders in mind;

3. Analyze Board processes relating to the Strategic Review, the Investment Agreement, the Series A Financing, the Dutch Self-Tender and the extension of the nomination deadline for the 2021 Annual Meeting to determine, *inter alia*, whether there were failures in Board oversight with respect to the foregoing matters, any material deficiencies and/or mismanagement by certain of the directors or senior management with respect to understanding the Company's business, as well as whether the Company and its managers undertook a legitimate, good faith effort to explore means to maximize value for stockholders or used these transactions as a pretense intended to palliate frustrated and possibly insurgent stockholders;

4. Determine whether certain members of the Company's management team and Board are fit to continue serving as directors and officers of the Company in light of the issues set forth herein, and, depending on the Company's responses and Starboard's assessment of the foregoing, to determine the degree of change that it believes is required at the Company, including with respect to board composition;

5. Determine the independence and disinterestedness of the directors serving on the Board;

6. Analyze the motives and rationale for the Company's reactionary elimination of the voting restrictions of the Series A Preferred Stock following the filing of the Complaint; and

7. Evaluate potential corrective measures and whether to take appropriate action in the event certain directors or others did not properly discharge their fiduciary duties, including whether to bring a direct or derivative action against certain members of the Board or management.

According to 8 Del. C. § 220(b)(2), a "proper purpose" shall mean a purpose reasonably related to such person's interest as a stockholder. Under Delaware law, it is well established that a stockholder's "desire to investigate wrongdoing or mismanagement is a 'proper purpose'" for a books and records demand. *Seinfeld v. Verizon Commc'n Inc.*, 909 A.2d 117, 121 (Del. 2006) (citing *Nodana Petroleum Corp. v. State ex rel. Brennan*, 123 A.2d 243, 246 (Del. 1956)). Investigating mismanagement is proper "because where the allegations of mismanagement prove meritorious, investigation furthers the interest of all stockholders and should increase stockholder return." *Id.* (citing *Saito v. McKesson HBOC, Inc.*, 806 A.2d 113, 115 (Del. 2002)); *see also City of Westland Police & Fire Ret. Sys. v. Axcelis Techs., Inc.*, 1 A.3d 281, 289 n. 30, ("proper purpose" includes "to discuss corporate finances and management's inadequacies, and then, depending on the responses, determine stockholder sentiment for either a change in management," "to communicate with other stockholders in order to effectuate changes in management policies," and "to determine an individual's suitability to serve as a director" (citation omitted)).

5833445-2

Stockholders may use information about corporate mismanagement, waste, or wrongdoing in several ways. For example, they may "seek an audience with the board [or directors] to discuss proposed reform or, failing in that, they may prepare a stockholder resolution for the next annual meeting, or mount a proxy fight to elect new directors." *Seinfeld*, 909 A.2d at 119-20 (quoting *Saito*, 806 A.2d at 117). These possible courses of action and possible corrective measures fall well within a stockholder's rights under Delaware law, and thus gathering information for this purpose is proper. *See AmerisourceBergen v. Lebanon Cty. Empl. Ret. Fund,* 243 A.3d 417, 428-29 (Del. 2020).

Books and Records Sought

Starboard hereby demands the right to inspect and copy the Books and Records of the Company described in the Appendix, as they are reasonably related to Starboard's interest in the Company and suspected lack of oversight by the Board.

Starboard demands that: (1) originals or attested copies of the documents and records described in the Appendix be made available for inspection and copying by Starboard, its designated representatives, or its attorneys or agents during usual business hours, beginning no later than five business days after the Company receives this letter, and continuing from day to day thereafter during usual business hours until the inspection is completed, or (2) the Company deliver copies of such records, within five business days after receipt of this letter, to the attention of Starboard's counsel, Steve Wolosky, Esq. and Andrew Freedman, Esq. of the law firm Olshan Frome Wolosky LLP. Please advise Mr. Wolosky (telephone (212) 451-2333, email swolosky@olshanlaw.com) or Mr. Freedman (telephone (212) 451-2250, email afreedman@olshanlaw.com), as promptly as practicable within the requisite timeframe, when the items requested above will be made available to Starboard.

If any responsive materials have been redacted on the basis of privilege, please identify such materials and the nature of the privilege asserted. In addition, please certify that all books and records responsive to Starboard's demand have been produced or identify which responsive books and records have not been produced and the reasons why there were withheld.

This notice complies in all respects with applicable law. If, however, the Company contends that this demand is incomplete or is otherwise deficient in any respect, please notify Starboard immediately in writing, with a copy to Mr. Wolosky and Mr. Freedman, facsimile (212) 451-2222, setting forth the facts that the Company contends support its position and specifying any additional information believed to be required. In the absence of such prompt notice, Starboard will assume that the Company agrees that this demand complies in all respects with the requirements of the DGCL. Starboard reserves the right to withdraw or modify this demand at any time.

I hereby affirm that the purposes for the demanded inspection as set forth above constitute a true and accurate statement of the reasons Starboard desires to review the demanded Books and Records, and that such demand is made in good faith. These purposes are proper and reasonably related to Starboard's interest as a stockholder of the Company.

5833445-2

Sincerely,

STARBOARD VALUE LP



By:
Name: Jeffrey C. Smith
Title: Authorized Signatory

Enclosures.

cc: Steve Wolosky, Esq., Olshan Frome Wolosky LLP
     Andrew Freedman, Esq., Olshan Frome Wolosky LLP

APPENDIX

Books and Records Demands

The demanded inspection includes all Books and Records within the Company's possession, custody, or control for the period April 1, 2020 through the present, unless otherwise indicated:

1.   All Board Materials[4] and Senior Management Materials[5] referring or relating to:

   i.   the Strategic Review;

   ii.   the Series A Financing;

   iii.   the Investment Agreement;

   iv.   the KKR Investors;

   v.   the Dutch Self-Tender;

   vi.   the Company's decision to extend the nomination deadline for the 2021 Annual Meeting;

   vii.   the standstill provisions and the Standstill Period under the Settlement Agreement;

   viii.   any strategic alternative evaluated by the Board, other than the Investment Agreement, the Series A Financing and the Dutch Self-Tender (a "**Strategic Alternative**");

   ix.   any financial analysis of the Company by management or a third-party advisor relating to the Investment Agreement, the Series A Financing, the Dutch Self-Tender or any Strategic Alternative;

   x.   any fairness opinion or recommendation relating to the value of the Company's shares at the time the Series A Financing was priced;

   xi.   the retention (or possible retention) of any advisor or consultant to advise the Company and the Board, including any committee thereof, with respect to the Strategic Review, any Strategic Alternative, the Investment Agreement, the Series A

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[4] The term "Board Material" used herein means all minutes, resolutions, or other records of any Board and/or regular or special committee meeting, and all documents provided, considered, discussed, prepared, or disseminated, including materials on board portals, in draft or final form, at, in connection with, in anticipation of, or as a result, of any meeting of the Board or any regular or specially created committee thereof, including, without limitation, all presentations, Board packages, recordings, agendas, summaries, memoranda, charts, transcripts, notes, minutes of meetings, drafts of minutes of meetings, exhibits distributed at meetings, or resolutions. "Board Material" also includes "Informal Board Material," which includes electronic communications between directors and the corporation's officers and senior employees. *See KT4 P'rs LLC v. Palantir Techs., Inc.*, 203 A.3d 738, 742, 753 (Del. 2019).

[5] The term "Senior Management Materials" means all documents and communications, regardless of whether they were ever provided to the Board or any committee thereof, discussed by, created by, provided to, and/or sent by any "C"-suite executive officer of the Company, "prepared in connection with, in anticipation or as a result of a board meeting." *See AmerisourceBergen*, 243 A.3d at 439.

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Financing, the Dutch Self-Tender or the Company's decision to extend the nomination deadline for the 2021 Annual Meeting;

xii.   the decision to eliminate the voting restrictions of the Series A Preferred Stock; and

xiii.   any projections regarding the Company's future financial and operating performance.

2. Any and all drafts of the Investment Agreement.

3. All documents reflecting terms of the Series A Financing and the Dutch Self-Tender.

4. All documents reflecting terms of any Strategic Alternative.

5. Any and all term sheets, letters of intent or related documents between the Company and any other third party in connection with an alternative financing or transaction.

6. Any and all agreements with any advisor or consultant hired or retained by the Company, including Morgan Stanley & Co. LLC, in connection with the Strategic Review, any Strategic Alternative, the Investment Agreement, the Series A Financing, and the Dutch Self-Tender.

7. Any written communications, including emails, involving the Board or the Company's senior executives, concerning: (i) the Strategic Review; (ii) any Strategic Alternative; (iii) the Series A Financing; (iv) the Investment Agreement; (v) the KKR Investors; (vi) the Dutch Self-Tender; (vii) any financial analysis of the Company by the Company's senior executives or by a third-party advisor; (viii) any forecasting and projections regarding the Company's future performance; (ix) the extension of the nomination deadline for the 2021 Annual Meeting; (x) the elimination of the voting restrictions of the Series A Preferred Stock; and (xi) the standstill provisions and Standstill Period under the Settlement Agreement.

8. Any materials provided to, or presentations made to, investors or potential investors (including the KKR Investors) in connection with or otherwise relating to the Series A Financing, the Investment Agreement, the Dutch Self-Tender, and any Strategic Alternative.

9. Documents reflecting any and all personal, familial, financial, social, or business relationships between or among any employees, officers or Board members of the Company on the one hand and employees, officers or Board members of the KKR Investors on the other.

10. Any documents concerning any assessment made by the Company, its management, or the Board (including any of their respective representatives or advisors) regarding each Board member's disinterest and independence.

11. Any other demand by any other Company stockholder pursuant to Section 220 that relates to the Strategic Review, the Series A Financing, the Investment Agreement, the Dutch Self-Tender, and any Strategic Alternative.

12. All documents produced to any other stockholder in response to a demand pursuant to Section 220 of the DGCL for books and records concerning the Strategic Review, the Series A Financing, the Investment Agreement, the Dutch Self-Tender, and any Strategic Alternative.

EXHIBIT A

See Attached Schedule 13D/A

SC 13D/A 1 sc13da506297267_05102021.htm AMENDMENT NO. 5 TO THE SCHEDULE 13D
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)[1]

<u>Box, Inc.</u>
(Name of Issuer)

<u>Class A Common Stock, $0.0001 par value</u>
(Title of Class of Securities)

<u>10316T104</u>
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
<u>(212) 451-2300</u>
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

<u>May 10, 2021</u>
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* § 240.13d-7 for other parties to whom copies are to be sent.

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[1]   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON STARBOARD VALUE LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,013,663
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 13,013,663
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,013,663	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%	
14	TYPE OF REPORTING PERSON PN	

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,872,443	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 6,872,443	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,872,443		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%		
14	TYPE OF REPORTING PERSON CO		

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CUSIP No. 10316T104

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,275,334	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 1,275,334	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,275,334		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON OO		

4

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 746,496	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 746,496	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 746,496		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON PN		

5

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐	
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐	
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 746,496	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 746,496	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 746,496		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON PN		

6

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,399,133
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,399,133
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,399,133	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON OO	

7

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 652,637
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 652,637
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 652,637	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON PN	

8

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON STARBOARD VALUE L LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 652,637
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 652,637
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 652,637	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON PN	

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON STARBOARD X MASTER FUND LTD	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,336,220
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,336,220
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,220	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON CO	

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,013,663
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 13,013,663
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,013,663	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%	
14	TYPE OF REPORTING PERSON OO	

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CUSIP No. 10316T104

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,013,663
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 13,013,663
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,013,663	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%	
14	TYPE OF REPORTING PERSON PN	

12

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,013,663
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 13,013,663
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,013,663	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%	
14	TYPE OF REPORTING PERSON OO	

13

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON JEFFREY C. SMITH		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER 13,013,663	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER 13,013,663	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,013,663		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%		
14	TYPE OF REPORTING PERSON IN		

14

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON PETER A. FELD	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 13,013,663
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 13,013,663

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,013,663	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%	
14	TYPE OF REPORTING PERSON IN	

15

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON DEBORAH S. CONRAD	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%	
14	TYPE OF REPORTING PERSON IN	

16

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON JOHN R. MCCORMACK		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%		
14	TYPE OF REPORTING PERSON IN		

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON XAVIER D. WILLIAMS	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%	
14	TYPE OF REPORTING PERSON IN	

18

CUSIP No. 10316T104

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned ("Amendment No. 5"). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.   Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)   This statement is filed by:

(i)   Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company ("Starboard V&O Fund"), with respect to the Shares directly and beneficially owned by it;

(ii)   Starboard Value and Opportunity S LLC, a Delaware limited liability company ("Starboard S LLC"), with respect to the Shares directly and beneficially owned by it;

(iii)   Starboard Value and Opportunity C LP, a Delaware limited partnership ("Starboard C LP"), with respect to the Shares directly and beneficially owned by it;

(iv)   Starboard Value R LP ("Starboard R LP"), as the general partner of Starboard C LP;

(v)   Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership ("Starboard L Master"), with respect to the Shares directly and beneficially owned by it;

(vi)   Starboard Value L LP ("Starboard L GP"), as the general partner of Starboard L Master;

(vii)   Starboard Value R GP LLC ("Starboard R GP"), as the general partner of Starboard R LP and Starboard L GP;

(viii) Starboard X Master Fund Ltd, a Cayman Islands exempted company ("Starboard X Master"), with respect to the Shares directly and beneficially owned by it;

(ix)   Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and of a certain managed account (the "Starboard Value LP Account") and the manager of Starboard S LLC;

(x)   Starboard Value GP LLC ("Starboard Value GP"), as the general partner of Starboard Value LP;

(xi)   Starboard Principal Co LP ("Principal Co"), as a member of Starboard Value GP;

(xii)   Starboard Principal Co GP LLC ("Principal GP"), as the general partner of Principal Co;

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CUSIP No. 10316T104

(xiii) Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

(xiv) Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board of Directors of the Issuer (the "Board");

(xv) Deborah S. Conrad, as a nominee for the Board;

(xvi) John R. McCormack, as a nominee for the Board; and

(xvii) Xavier D. Williams, as a nominee for the Board.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard L GP, Starboard X Master, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund and Starboard L Master is Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KYI-9008, Cayman Islands. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A to Amendment No. 3 and are incorporated by reference in this Item 2. The principal business address of Ms. Conrad is 49 Jennings Lane, Atherton, California 94027. The principal business address of Mr. McCormack is 1510 Rainbow Bnd, Austin, Texas 78703. The principal business address of Mr. Williams is 1720 Peachtree Street, Suite 629 Atlanta, Georgia 30309.

(c) The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard L GP serves as the general partner of Starboard L Master. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. The principal occupation of Ms. Conrad is serving as the Interim Chief Marketing Officer at NovaSignal Corporation. The principal occupation of Mr. McCormack is serving as Operating Partner at TELEO Capital Management LLC. The principal occupation of Mr. Williams is serving as Chief Executive Officer of American Virtual Technologies, Inc.

20

CUSIP No. 10316T104

(d)   No Reporting Person, nor any person listed on Schedule A to Amendment No. 3 to the Schedule 13D, annexed thereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   No Reporting Person, nor any person listed on Schedule A to Amendment No. 3 to the Schedule 13D, annexed thereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Messrs. Smith Feld, McCormack and Williams and Ms. Conrad are citizens of the United States of America. The citizenship of the persons listed on Schedule A to Amendment No. 3 to the Schedule 13D is set forth therein.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 10, 2021, Starboard V&O Fund (together with its affiliates, "Starboard") delivered a letter to the Issuer (the "Nomination Letter") nominating a slate of highly qualified director candidates, including Deborah S. Conrad, Peter A. Feld, John R. McCormack and Xavier D. Williams, (collectively, the "Nominees"), for election to the Board at the Issuer's 2021 annual meeting of stockholders (the "Annual Meeting"). As evidenced by their detailed biographies below, the Nominees have backgrounds spanning operations, finance, private equity, engineering, marketing, mergers and acquisitions, restructuring, strategic transformation, and public company governance. Starboard carefully selected this highly qualified slate of Nominees who collectively have substantial and highly successful experience across the technology industry, including decades of experience as CEOs, senior executives, board chairs, and directors of well-performing technology companies.

Also on May 10, 2021, Starboard delivered a letter to the Issuer's stockholders announcing its nomination of the Nominees for election at the Annual Meeting and highlighting the Issuer's significant valuation discount to peers due to years of missed expectations, poor results, and generally poor governance. Starboard believes its Nominees have the experience and track record to drive the much needed oversight and accountability that will put the Issuer on a path to significant long-term value creation. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Deborah S. Conrad currently serves as the Interim Chief Marketing Officer at NovaSignal Corporation, a medical technology company, since May 2020. Since January 2020, Ms. Conrad also serves as a Strategic Advisor at Grand Rounds Health, Inc., a healthcare technology company where she previously served as Senior Vice President and Chief Marketing Officer, from September 2018 to January 2020. Prior to that, Ms. Conrad served as the Chief Marketing and Revenue Officer at Globality, Inc., a business to business services marketplace, from November 2016 to October 2017 and as the Chief Marketing Officer-in-Residence and Managing Partner at West, a venture studio, from September 2014 to September 2015. Previously, Ms. Conrad had an extensive career spanning 27 years at Intel Corporation (NASDAQ: INTC) ("Intel"), a global manufacturing and technology company, where she held senior positions of increasing responsibility across multiple areas, including marketing, communications, brand management and business development, culminating in her role as Corporate Vice President and Chief Marketing Officer, from May 2008 to May 2014. Ms. Conrad currently serves as an Executive Advisory Board Member for BioIQ, Inc., a healthcare technology company, since November 2020. Ms. Conrad also has extensive private board experience, having previously served on the Board of Directors of each the following, Intel Edtech Accelerator, a partner to companies in the education industry established by Intel, from June 2015 to December 2017; Samasource (n/k/a Sama), a data production company for artificial intelligence and machine learning, from June 2014 to June 2019; Superfly, a New York based marketing and event company, from October 2014 to April 2019; Cowboy Ventures LLC, a venture capital firm supporting seed-stage technology companies, from July 2014 to July 2019; and the Intel Foundation, a private corporate foundation established by Intel, from May 2008 to May 2014. Ms. Conrad also served as an Intel Capital Board Observer at Care Innovations, an Intel & GE Healthcare joint venture, from March 2013 to April 2014. Additionally, Ms. Conrad previously served on the Board of Directors of ArtSpan, a nonprofit organization serving as a platform for artists, from August 2014 to December 2019, the Association of National Advertisers, a trade organization that represents the advertising industry, from October 2011 to April 2014 and the AD Council, a nonprofit organization that produces public service announcements, from January 2009 to April 2014.

21

CUSIP No. 10316T104

Peter A. Feld is a Managing Member and Head of Research of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies, a position he has held since April 2011. From November 2008 to April 2011, Mr. Feld served as a Managing Director of Ramius LLC and a Portfolio Manager of Ramius Value and Opportunity Master Fund Ltd. From February 2007 to November 2008, he served as a director at Ramius LLC. Mr. Feld currently serves as Chair of the Board of Directors of GCP Technologies Inc. (NYSE: GCP), a leading specialty construction chemicals and building products company, since June 2020 and as a member of the Board of Directors of each of Magellan Health, Inc. (NASDAQ: MGLN), a healthcare company, since March 2019 and NortonLifeLock Inc. (f/k/a Symantec Corporation) (NASDAQ: NLOK), a cybersecurity software and services company, since September 2018. He previously served as a member of the Board of Directors of each of AECOM (NYSE: ACM), a multinational infrastructure firm, from November 2019 to June 2020, Marvell Technology Group Ltd. (NASDAQ: MRVL), a leader in storage, networking and connectivity semiconductor solutions, from May 2016 to June 2018, The Brink's Company (NYSE: BCO), a global leader in security-related services, from January 2016 to November 2017, Insperity, Inc. (NYSE: NSP), an industry-leading HR services provider, from March 2015 to June 2017, Darden Restaurants, Inc. (NYSE: DRI), a full-service restaurant company, from October 2014 to September 2015, Tessera Technologies, Inc. (formerly NASDAQ: TSRA) (n/k/a Xperi Corporation), a leading product and technology licensing company, from June 2013 to April 2014, and Integrated Device Technology, Inc. (NASDAQ: IDTI), a company that designs, develops, manufactures and markets a range of semiconductor solutions for the advanced communications, computing and consumer industries, from June 2012 to February 2014. Mr. Feld received a BA in Economics from Tufts University.

John R. McCormack currently serves as an Operating Partner at TELEO Capital Management LLC, a private equity firm focused on the software technology, healthcare IT, business services and industrial sectors, since February 2020. Prior to that, Mr. McCormack was an Operating Executive at Marlin Equity Partners ("Marlin"), a global investment firm, from October 2016 to December 2019. While at Marlin, Mr. McCormack led the firm's investment and acquisition of AppRiver, a software security company, where he served as Chief Executive Officer and Chairman of the Board of Directors, from October 2017 to February 2019, until it was acquired by the Zix Corporation (NASDAQ: ZIXI). Mr. McCormack served as Interim Chief Executive Officer, from May 2017 to April 2018, and as Chairman of the Board of Directors, from January 2017 to July 2018 at Fidelis Cybersecurity, a leading provider of computer and network security. Mr. McCormack served in various capacities and positions of increasing responsibility at Forcepoint LLC (f/k/a Raytheon/Websense, Inc. (previously NASDAQ: WBSN)), a cybersecurity company, culminating in his role as Chief Executive Officer, from January 2013 to April 2016 and as an Advisor to the Board of Directors, from April 2016 to December 2016. Mr. McCormack served as the Vice President of Engineering, Client Security, at the Symantec Corporation (n/k/a NortonLifeLock Inc.) (NASDAQ: NLOK) ("NortonLifeLock"), a cybersecurity software and services company, from 2005 to 2006. Prior to that, he served as Senior Vice President of Development at Sygate Technologies Inc., a provider of networking and security technologies, from 2004 until it was acquired by NortonLifeLock in 2005. Mr. McCormack currently serves on the Board of Directors of Ping Identity Holding Corp. (NYSE: PING), a software company providing identity security for digital enterprise, since June 2016. Mr. McCormack also serves an Investor and the Chairman of the Board of Directors of NeuShield, Inc., a privately held software company that provides data protection, since March 2021. He also serves on the Board of Directors of privately held Forcepoint LLC, since April 2021. Mr. McCormack previously served on the Board of Directors of privately held Identity Engines, a developer of identity-based solutions for securing enterprise networks, from 2004 to 2007. Mr. McCormack holds a B.S. in Computer Science from the University of New Hampshire, a M.S. in Information Management from George Washington University and a Global CEO Certification in International and Global Studies from The Wharton School of Business at the University of Pennsylvania.

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CUSIP No. 10316T104

        Xavier D. Williams currently serves as the Chief Executive Officer of American Virtual Cloud Technologies, Inc. (NASDAQ: AVCT), a leading cloud communications and information technology services provider, since October 2020, where he also serves on the Board of Directors. Previously, Mr. Williams had an extensive career spanning almost 30 years at AT&T Inc. ("AT&T") (NYSE: T), a multinational telecommunications company and telephone services provider, where he served in various capacities and positions of increasing responsibility, across multiple areas, including finance, product management, strategy, sales, human resources, global operations and customer service, culminating in his role as President of AT&T's Public Sector & First Net, from July 2020 to September 2020. Mr. Williams has received several awards, including an Honorary Doctorate from the Edinboro University of Pennsylvania, the AT&T Chairman's Diversity Award, the Eagle Award for outstanding leadership from the National Eagle Leadership Institute, and the USA Freedom Corps' Award for Dedication to Volunteer Services. In addition, Mr. Williams has been recognized as one of the Top 100 Most Influential Blacks in Corporate America by Savoy magazine, one of the Most Powerful Executives in Corporate America by Black Enterprise magazine, one of the Top 100 Under 50 Executive Leaders by Diversity MBA magazine, and one of the Wash100 leaders in government contracting by Executive Mosaic (an international leadership organization). Mr. Williams holds a B.S. in Business Administration from Edinboro University of Pennsylvania and an M.B.A. from the University of Pittsburgh's Katz School of Business.

        Starboard has engaged, and intends to continue to engage, in discussions with management and the Board of the Issuer regarding Board representation and the composition of the Issuer's Board, generally.

Item 5.   <u>Interest in Securities of the Issuer</u>.

        Items 5(a) – (c) are hereby amended and restated to read as follows:

        The aggregate percentage of Shares reported owned by each person named herein is based upon 162,670,782 Shares outstanding, as of April 2, 2021, which is the total number of Shares outstanding as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 8, 2021.

A.   Starboard V&O Fund

        (a)   As of the close of business on May 10, 2021, Starboard V&O Fund beneficially owned 6,872,443 Shares.

                Percentage: Approximately 4.2%

        (b)   1. Sole power to vote or direct vote: 6,872,443
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 6,872,443
                4. Shared power to dispose or direct the disposition: 0

        (c)   Starboard V&O Fund has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

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CUSIP No. 10316T104

B.   Starboard S LLC

(a)   As of the close of business on May 10, 2021, Starboard S LLC beneficially owned 1,275,334 Shares.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 1,275,334
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,275,334
4. Shared power to dispose or direct the disposition: 0

(c)   Starboard S LLC has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

C.   Starboard C LP

(a)   As of the close of business on May 10, 2021, Starboard C LP beneficially owned 746,496 Shares.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 746,496
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 746,496
4. Shared power to dispose or direct the disposition: 0

(c)   Starboard C LP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

D.   Starboard R LP

(a)   Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 746,496 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 746,496
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 746,496
4. Shared power to dispose or direct the disposition: 0

(c)   Starboard R LP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

CUSIP No. 10316T104

E.   Starboard R GP

   (a)   Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 746,496 Shares owned by Starboard C LP and (ii) 652,637 Shares owned by Starboard L Master.

            Percentage: Less than 1%

   (b)   1. Sole power to vote or direct vote: 1,399,133
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 1,399,133
            4. Shared power to dispose or direct the disposition: 0

   (c)   Starboard R GP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

F.   Starboard L Master

   (a)   As of the close of business on May 10, 2021, Starboard L Master beneficially owned 652,637 Shares.

            Percentage: Less than 1%

   (b)   1. Sole power to vote or direct vote: 652,637
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 652,637
            4. Shared power to dispose or direct the disposition: 0

   (c)   Starboard L Master has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

G.   Starboard L GP

   (a)   Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 652,637 Shares owned by Starboard L Master.

            Percentage: Less than 1%

   (b)   1. Sole power to vote or direct vote: 652,637
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 652,637
            4. Shared power to dispose or direct the disposition: 0

   (c)   Starboard L GP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

H.   Starboard X Master

   (a)   As of the close of business on May 10, 2021, Starboard X Master beneficially owned 1,336,220 Shares.

            Percentage: Less than 1%

CUSIP No. 10316T104

(b)   1. Sole power to vote or direct vote: 1,336,220
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,336,220
4. Shared power to dispose or direct the disposition: 0

(c)   Starboard X Master has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

I.   Starboard Value LP

(a)   As of the close of business on May 10, 2021, 2,130,533 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 6,872,443 Shares owned by Starboard V&O Fund, (ii) 1,275,334 Shares owned by Starboard S LLC, (iii)746,496 Shares owned by Starboard C LP, (iv) 652,637 Shares owned by Starboard L Master, (v) 1,336,220 Shares owned by Starboard X Master and (vi) 2,130,533 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.0%

(b)   1. Sole power to vote or direct vote: 13,013,663
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,013,663
4. Shared power to dispose or direct the disposition: 0

(c)   Starboard Value LP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

J.   Starboard Value GP

(a)   Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 6,872,443 Shares owned by Starboard V&O Fund, (ii) 1,275,334 Shares owned by Starboard S LLC, (iii) 746,496 Shares owned by Starboard C LP, (iv) 652,637 Shares owned by Starboard L Master, (v) 1,336,220 Shares owned by Starboard X Master and (vi) 2,130,533 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.0%

(b)   1. Sole power to vote or direct vote: 13,013,663
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,013,663
4. Shared power to dispose or direct the disposition: 0

(c)   Starboard Value GP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

CUSIP No. 10316T104

K.   Principal Co

(a)   Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 6,872,443 Shares owned by Starboard V&O Fund, (ii) 1,275,334 Shares owned by Starboard S LLC, (iii) 746,496 Shares owned by Starboard C LP, (iv) 652,637 Shares owned by Starboard L Master, (v) 1,336,220 Shares owned by Starboard X Master and (vi) 2,130,533 Shares held in the Starboard Value LP Account.

        Percentage: Approximately 8.0%

(b)   1. Sole power to vote or direct vote: 13,013,663
        2. Shared power to vote or direct vote: 0
        3. Sole power to dispose or direct the disposition: 13,013,663
        4. Shared power to dispose or direct the disposition: 0

(c)   Principal Co has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

L.   Principal GP

(a)   Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 6,872,443 Shares owned by Starboard V&O Fund, (ii) 1,275,334 Shares owned by Starboard S LLC, (iii) 746,496 Shares owned by Starboard C LP, (iv) 652,637 Shares owned by Starboard L Master, (v) 1,336,220 Shares owned by Starboard X Master and (vi) 2,130,533 Shares held in the Starboard Value LP Account.

        Percentage: Approximately 8.0%

(b)   1. Sole power to vote or direct vote: 13,013,663
        2. Shared power to vote or direct vote: 0
        3. Sole power to dispose or direct the disposition: 13,013,663
        4. Shared power to dispose or direct the disposition: 0

(c)   Principal GP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

M.   Messrs. Smith and Feld

(a)   Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 6,872,443 Shares owned by Starboard V&O Fund, (ii) 1,275,334 Shares owned by Starboard S LLC, (iii) 746,496 Shares owned by Starboard C LP, (iv) 652,637 Shares owned by Starboard L Master, (v) 1,336,220 Shares owned by Starboard X Master and (vi) 2,130,533 Shares held in the Starboard Value LP Account.

        Percentage: Approximately 8.0%

(b)   1. Sole power to vote or direct vote: 0
        2. Shared power to vote or direct vote: 13,013,663
        3. Sole power to dispose or direct the disposition: 0
        4. Shared power to dispose or direct the disposition: 13,013,663

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CUSIP No. 10316T104

(c) None of Messrs. Smith or Feld has entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

N. Ms. Conrad

(a) As of the close of business on May 10, 2021, Ms. Conrad did not own any Shares.

Percentage: 0%

(b) 1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c) Ms. Conrad has not entered into any transactions in the Shares during the past sixty days.

O. Mr. McCormack

(a) As of the close of business on May 10, 2021, Mr. McCormack did not own any Shares.

Percentage: 0%

(b) 1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c) Mr. McCormack has not entered into any transactions in the Shares during the past sixty days.

P. Mr. Williams

(a) As of the close of business on May 10, 2021, Mr. Williams did not own any Shares.

Percentage: 0%

(b) 1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c) Mr. Williams has not entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

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CUSIP No. 10316T104

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Item 6 is hereby amended to add the following:

        On May 10, 2021, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the "Solicitation"), and (c) Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value Account agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

        Starboard has signed separate letter agreements (the "Indemnification Agreements") with each of the Nominees (other than Mr. Feld) pursuant to which it and its affiliates have agreed to indemnify such Nominees against certain claims arising from the solicitation of proxies from the Issuer's stockholders in connection with the Annual Meeting and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

        Starboard has signed compensation letter agreements (the "Compensation Letter Agreements") with each of the Nominees (other than Mr. Feld), pursuant to which it has agreed to pay each of such Nominees: (i) $25,000 in cash as a result of the submission by Starboard of its nomination of each of such Nominees to the Issuer and (ii) $25,000 in cash upon the filing by Starboard of a definitive proxy statement with the SEC relating to the solicitation of proxies in favor of such Nominees' election as directors of the Issuer. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the "Nominee Shares"), subject to Starboard's right to waive the requirement to purchase the Nominee Shares. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed not to sell common stock, transfer or otherwise dispose of any Nominee Shares until the earliest to occur of (i) the Issuer's appointment or nomination of such Nominee as a director of the Issuer, (ii) the date of any agreement with the Issuer in furtherance of such Nominee's nomination or appointment as a director of the Issuer, (iii) Starboard's withdrawal of its nomination of such Nominee for election as a director of the Issuer, and (iv) the date of the Annual Meeting; provided, however, in the event that the Issuer enters into a business combination with a third party, each of such Nominees, may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

        Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP No. 10316T104

Item 7.   Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1   Letter to Stockholders, dated May 10, 2021.

99.2   Joint Filing and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld, Deborah S. Conrad, John R. McCormack and Xavier D. Williams, dated May 10, 2021.

99.3   Form of Indemnification Letter Agreement.

99.4   Form of Compensation Letter Agreement.

99.5   Powers of Attorney.

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CUSIP No. 10316T104

<u>SIGNATURES</u>

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2021

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
    its investment manager
	STARBOARD VALUE L LP
	By: Starboard Value R GP LLC,
	    its general partner

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
    its manager
	STARBOARD X MASTER FUND LTD
	By: Starboard Value LP,
	    its investment manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
    its general partner
	STARBOARD VALUE LP
	By: Starboard Value GP LLC,
	    its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
    its general partner
	STARBOARD VALUE GP LLC
	By: Starboard Principal Co LP,
	    its member

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
By: Starboard Value L LP,
    its general partner
	STARBOARD PRINCIPAL CO LP
	By: Starboard Principal Co GP LLC,
	    its general partner

	STARBOARD PRINCIPAL CO GP LLC
	STARBOARD VALUE R GP LLC

By: /s/ Jeffrey C. Smith
          Name: Jeffrey C. Smith
          Title: Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld, Deborah S. Conrad, John R. McCormack, and Xavier D. Williams

31

AFFIDAVIT

State of New York)
County of Queens) ss:
County of ~~New York~~ Nassau)

Jeffrey C. Smith, being sworn, states under oath: I executed the foregoing letter, and the information and facts stated therein regarding Starboard Value LP's status as a beneficial owner of Box, Inc. and the purpose of this demand for inspection are true and correct. The Schedule 13D amendment filed by Starboard Value LP with the Securities and Exchange Commission on May 10, 2021 evidencing such beneficial ownership attached to the foregoing letter as Exhibit A is a true and correct copy. Such inspection is reasonably related to Starboard Value LP's interest as a stockholder and is not desired for a purpose which is in the interest of a business or object other than the business of Box, Inc.



Jeffrey C. Smith

Subscribed and sworn to before me
this 20th day of May, 2021.



Notary Public

NGOC DUNG NGUYEN
Notary Public, State of New York
No. 01NG6060216
Qualified in Queens County
Commission Expires June 18, 2023

This notarization has been
made pursuant to
Executive Order 202.7

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS that the undersigned hereby constitutes, designates and appoints Steve Wolosky, Esq. and Andrew Freedman, Esq., of the law firm Olshan Frome Wolosky LLP and any of their partners, associates, employees and any other persons to be designated by Messrs. Wolosky or Freedman, as the undersigned's true and lawful attorney-in-fact and agent for the undersigned, and in the undersigned's name, place and stead, in any and all capacities, to conduct the inspection and copying of the books and records demanded in the enclosed Stockholder Inspection demand pursuant to DGCL Section 220, dated May 20, 2021

IN WITNESS THEREOF, the undersigned has executed this instrument effective as of the 20th day of May, 2021.

STARBOARD VALUE LP

By: ______________________________
Name: Jeffrey C. Smith
Title: Authorized Signatory

SWORN TO AND SUBSCRIBED

before me this 20th day of May, 2021

____
NOTARY PUBLIC

NGOC DUNG NGUYEN
Notary Public, State of New York
No. 01NG6060216
Qualified in Queens County
Commission Expires June 18, 2023

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